

Tom Chaby · 3rd
Performance Optimization, Leadership, Resilience
Clearwater, Florida, United States · Contact info
500+ connections


'Self-Employed'

University of Michigan -
Stephen M. Ross School of
Business

Experience


Performance Optimization, Leadership and Resilience
'Self-Employed'
Jun 2015 - Present · 6 yrs 10 mos
Tampa/St. Petersburg, Florida Area

Consultant and public speaker for elite teams/organizations looking to improve their chances for performance optimization. Focus of programs and presentations are performance optimization, resilience and leadership. Basis of work from extensive and diverse background:


Tactical Business Development
EXOS
Sep 2015 - Mar 2019 · 3 yrs 7 mos
Tampa/St. Petersburg, Florida Area

Business development in military (US & foreign) and first responder (police, sheriff, fire...) communities. Focus of business is developing programs and providing resources in the most effective manner to build resilience and optimize performance. Develop new business and enhance/improve current business.


Director
U.S. Special Operations Command, Preservation of the Force & Family (POTFF)
Jan 2013 - Jul 2015 · 2 yrs 7 mos
Tampa/St. Petersburg, Florida Area

Led and synchronized a world wide network of experts working a full spectrum resilience effort to ensure the highest state of operational readiness for the United States 67,000 special operators (SEALs, SWCCs, Army's Rangers, Green Berets, Night Stalkers, and Air Force and Marine Special Operators) and their families. Special operators


Deputy Commander
SEAL Training Command, Naval Special Warfare Center
Jun 2011 - Jan 2013 · 1 yr 8 mos
Coronado, Ca


Deputy Commander
Naval Special Warfare Group ONE
Jun 2009 - Jun 2011 · 2 yrs 1 mo
Coronado, Ca

Show all 15 experiences →

Education


University of Michigan - Stephen M. Ross School of Business
Executive Education | Leadership & Judgement
2007 - 2007

Studied Business ethics and judgment


Experience Executive Education at the Michigan Ross School of Business
Learn more: http://execed.bus.umich.edu/ At the Ross School of Business at the University of Michigan, we go beyond connecting theory to practice. We connect theory to your practice so you can connect ideas to your business. We deliver open-enrollment programs that develop individuals while...


National University
Master's Degree, Business Administration and Management, General
1995 - 1996

Night school while working full time


Welcome to National University | 2014-15
http://www.nu.edu/ National University is the second-largest private, nonprofit institution of higher education in California. Using its core values of quality, access, relevance, accelerated pace, affordability and community, National continues to focus on making lifelong learning opportunities...


University of Delaware
Bachelor's Degree, Finance and Financial Management Services
1982 - 1986